Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of Incorporation or Organization
AMH New Finance, Inc.	Delaware
Associated Materials Canada Limited	Ontario, Canada
Associated Materials Finance, Inc.	Delaware
Associated Materials Incorporated	Delaware
Associated Materials, LLC	Delaware
Gentek Building Products, Inc.	Delaware
Gentek Building Products Limited Partnership	Ontario, Canada
Gentek Canada Holdings Limited	Ontario, Canada
Gentek Holdings, LLC	Delaware